Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227 rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

June 5, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

Micromem Technologies Inc

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners of the company on June 3, 2008.

1.

Proxy

2.

Supplemental Mailing List Form of Registered and Non-Registered Common Shareholders

3.

Consolidated Financial Statements October 31, 2007 and 2006 and Management’s Discussion and Analysis for the fiscal year ended October 31, 2007

4.

Notice of Annual and Special Meeting of Shareholders and Management Information Circular

5.

Internet Voting Insert

6.

Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

/s/ Alicia Singh
Alicia Singh
Assistant Account Manager, Client Services

200 University Ave. Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152    F:416.361.0470    www.equitytransfer.com